Filed by PartnerRe Ltd Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: PARIS RE Holdings Ltd Commission File No.: 021-98562

                                   PartnerRe

Presentation to PARIS RE Employees
Bruno Meyenhofer, Chairman, PartnerRe Global

July 7, 2009
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July 7, 2009 2

Cautionary Statement

This document includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PartnerRe's and PARIS RE's assumptions and expectations concerning future events and financial performance, in each case, as they relate to PartnerRe, PARIS RE or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PartnerRe's, PARIS RE's or the combined company's investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe's filings with the United States Securities and Exchange Commission (the "SEC") and in the documents PARIS RE files with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on PARIS RE's web site (www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PartnerRe or PARIS RE disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Investor Contact: Robin Sidders	Drew Brown/Jane Simmons
	Media Contact: Celia Powell	

Additional Information and Where to Find It: PartnerRe will file a proxy statement and, if required by applicable laws and regulations, will file an exchange offer prospectus with the SEC in connection with the proposed transaction. PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.

PartnerRe and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe's shareholders in connection with the proposed transaction. Information regarding PartnerRe's directors and executive officers is set forth in the proxy statement for PartnerRe's 2009 annual meeting, which was filed with the SEC on April 9, 2009. If and to the extent that PartnerRe's directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the proxy statement and the exchange offer prospectus. Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe's directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.

Important Information for Investors and Shareholders: This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.

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Agenda

Overview of PartnerRe
Overview of transaction
What this means to you

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Overview of PartnerRe

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PartnerRe is

A secure and independent professional reinsurer Committed to financial integrity and stability

Prudently and adequately reserved

Integrated in its approach to risk assumption and management

A rigorous technical underwriting organization

A multi-national, multi-cultural organization with a set of common core values

Determined to be a well managed company

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Vision & Strategy Statement

Vision

PartnerRe is an intelligent provider of risk-assumption products for the global insurance and capital markets. We provide highly valued products and relationships to our clients, deliver appropriate returns to our shareholders and ensure a satisfying work experience for our employees.

Five Point Strategy

o    Diversify risk across products and geographies
o    Maintain risk appetite moderately above the market
o    Actively manage capital across the portfolio and over the cycle
o    Add value through underwriting/transactional excellence
o    Achieve superior returns on invested assets in the context of a disciplined risk framework

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Global presence

[GRAPHIC OMITTED]

Principal Offices
Branch & Representative Offices

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Commitment to all three key stakeholders

Clients: Provide highly valued products and relationships to our clients

     o    Unquestioned financial integrity and ability to pay claimso

Shareholders: Deliver appropriate returns to our shareholders

     o    Average 13%+ operating ROE over a cycle; range of 6-20% 9 out of 10 years
     o    Grow book value and economic value by average of 10%+ per year
     o    Grow dividend consistently

Employees: Ensure a satisfying work experience for our employees - career, resources/tools, respect/communication

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Credibility with Clients and Brokers

Flaspohler perception survey results 2002-2008 for "Best Reinsurer Overall"
Expressed as a ranking of the total survey sample

              2002     2003     2004     2005     2006     2007     2008
--------------------------------------------------------------------------
U.S. Broker  6 / 28            5 / 29            5 / 28            4 / 33
U.S. Cedant           5 / 27            6 / 27            5 / 32
Europe       3 / 32            5 / 31            4 / 31            5 / 33

Note: Flaspohler Research Group conducts annual surveys of Non-Life Reinsurers.
The European surveys are conducted biennially. The U.S. survey are conducted annually, but alternate between cedants and brokers being polled.

                  PartnerRe consistently places in the top 6

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Credibility with Shareholders
Strong Relative Performance
(Book Value Growth + Dividends)

Company               Compounded Total          Cumulative Total
                      Return (BV Growth +       Return (BV Growth +
                      Dividends) 2002-2008      Dividends) 2002-2008
---------------------------------------------------------------------------
Arch Capital             15.9%                         142.3%
PartnerRe                13.6%                         115.1%
Axis                     13.0%                         108.3%
Renaissance Re           12.6%                         103.7%
Everest                  10.9%                          85.6%
Munich Re                 9.8%                          75.0%
Berkshire Hathaway        9.1%                          69.0%
Hannover                  9.1%                          68.5%
Transatlantic             8.7%                          65.2%
Swiss Re                  4.7%                          32.0%
XL                      (9.1)%                        (43.7)%

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High level of Engagement in the Organization
Engagement Survey 2007 Results - Top 120 Managers

[GRAPHIC OMITTED]

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Our Current Organizational Structure

[GRAPHIC OMITTED]

Group Finance, Actuarial, HR, IT, Communications, Legal, Corporate Audit Group

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PartnerRe is:

Not defined by a "national" culture

Not driven purely by shareholder value

Not short-term oriented

Not driven only by top-line growth

Not a "hire and fire" company

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PartnerRe is focused on creating value for clients, shareholders and employees through:

Financial conservatism and integrity

Optimized risk adjusted returns/diversification

Right balance between most profitable lines (which are inherently volatile) and earning stability

Book value growth; grow top line when appropriate Compensation tied to shareholder returns

Trust at all levels

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Overview of Transaction

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Strategic Rationale

In current environment capital and diversification are key

o    Manage downside risk

o    Improve risk-adjusted returns

o    Do more for clients, shareholders, employees

o    Expand financial flexibility

A good acquisition will increase capital and diversification

                Even better positioned to achieve our strategy
                and goals - No matter what the future may bring

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PARIS RE: A Good Fit

Mature, diversified book

Experienced team

Low to moderate integration risk

o    Deep skills and capabilities
o    Values aligned

Reinsurance only

Right size: capital/premium

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The Result: A larger, stronger reinsurer

Larger capital base = better stability

o    $6.5 billion pro forma

Even better partner to our clients

o    Expanded geographic presence, business lines and segments, capacity
o    Additional skills and capabilities

Better balance = better risk-adjusted returns

o    Greater ability to achieve strategy and goals

Increased capital resources = ability to pursue opportunities

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The Combined Company will be a Leading Global Reinsurer
Ranked by 2008 Non-Life Reinsurance NWP (in $billions)

[GRAPHIC OMITTED]

Note: Market data as of as of December 31, 2008 from company filings; NWP related to reinsurance business only; Excluding Lloyds

1 Includes preferred equity and total debt
2 Per Company filings, statutory surplus of Berkshire Hathaway's insurance businesses was approximately $51 billion at December 31, 2008
3 Includes announced sale of CHF3.0 billion in convertible perpetual capital instruments to Berkshire Hathaway

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July 7, 2009 20

The Combined Company will be a Leading Global Reinsurer

Ranked by Book Value and Total Capital

Rank	Group	Book Value	Total Capital[1]	AM Best	S&P	Moody's	Fitch
		(most recent quarter)			*(most recent quarter)*		
1	Berkshire Hathaway[2]	51,000	51,000	A++	AAA	Aa1	AAA
2	Munich Re	28,741	36,845	A+	AA-	Aa3	AA-
3	Swiss Re[3]	18,822	26,099	A	A+	A1	na
	Pro Forma	**5,497**	**6,530**	**A+**	**AA-**	**Aa3**	**AA**
4	Hannover Re	3,934	6,605	A	AA-	na	na
5	Everest Re	5,040	6,058	A+	A+	Aa3	AA-
6	SCOR	4,740	6,049	A-	A	A2	A
7	Axis Capital	3,993	4,992	A	A+	A2	na
8	**PartnerRe**	**3,762**	**4,795**	**A+**	**AA-**	**Aa3**	**AA**
9	Arch Capital	3,305	4,030	A	A	A2	A+
10	Transatlantic	3,321	4,018	A	A+	Aa3	na
	Paris Re	2,045	2,045	A-	A-	na	Na

PartnerRe

July 7, 2009                                                                  21

Enhanced Diversification Increases Stability

Source: Company filings
Note:   Business Lines data based on Actual Net Premium, year ended 12/31/08; all other data based on gross premiums written, year ended 12/31/08

Business Lines
Casualty
Property
Motor
Multiline and other
Agriculture
Aviation
Catastrophe
Credit/Surety
Programs
Engineering
Energy
Marine
Specialty casualty
Specialty Property
Life

Geography
Europe
N. America 46%
Asia, Aus & NZ
Caribbean & LA
Africa & Middle East

Treaty Type
Proportional
Non-Proportional
Facultative

[GRAPHIC OMITTED]

Provides a broader, deeper product offering with improved balance to our book

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July 7, 2009 22

Next Steps

Today – Q4 2009	Awaiting approvals on block purchase transaction	Companies continue to operate as separate entities
End of Q4 2009/ Early Q1 2010	Block purchase completed PartnerRe is majority owner Exchange offer for remaining shares* Follow-on merger	PartnerRe has influence via the Board and majority ownership. Responsibility with day-to-day activity rests with PARIS RE management Integration planning underway Companies will conduct January 1 renewals separately
Q1 2010	Transaction completion	Execution of integration until end of Q2

PartnerRe

* Subject to approval of French Autorité des Marches Financiers

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What this means to you

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Our Commitment to you

We will reduce uncertainty as soon as possible

We are building the future organization together

o    Objective
o    Process
o    Principles for integration

We will share our integration principles with you

You will be treated fairly and with respect

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Integration Principles: Group

The ongoing entity will be PartnerRe

The strategy and financial targets of PartnerRe remain in place

PartnerRe's risk culture, risk appetite will remain the same; limits will adjust to the increased Economic Capital

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Integration Principles: People

Staff will be treated fairly and with respect

You will maintain your job for twelve months following this announcement

When the future structure is decided; we will communicate, within legal requirements and while avoiding distractions to the business

We will have integration teams comprised of both PARIS RE & PartnerRe employees

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Integration Principles: Clients

Continuity will be a primary goal in managing client relations through the integration

If risk accumulation or other contract-specific issues require a pull-back in participation, PartnerRe will communicate with ample time for clients to replace support

Any exit of business will be measured and communicated in advance

Where channel conflict occurs on a program, existing channels will be protected until clients direct otherwise

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Our Organizational Commitment

Create a respectful environment where employees are proud to work

Maintain an engaged workforce by providing all employees with tools and processes needed to develop self and others

Commit to replacing our key leaders from within the organization - Goal: 75%
replacement rate

Provide competitive total rewards with an appropriate emphasis on performance based compensation aligned with shareholder interests

Provide ownership opportunities for employees

Conduct honest, consistent, transparent communication

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Conclusion

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You bring to PartnerRe

Experience

Strong skills and capabilities

Deep underwriting talent

Compatible core values

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PartnerRe presents opportunities for you

A stable company with a long-term view

Commitment to developing talent

Flexibility and ownership within a clearly defined framework

        Together we will build an enhanced organization with opportunity for personal and professional growth

                                                                            p31